23002264

S ... N

Washington, D.C. 20549

SEC Mail Processing

MAR 21 2023

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-18435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10900 Wayzata Blvd, Ste 200

(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Rigazio 952-893-8607

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP

(Name – *if individual, state last, first, middle name*)

10000 Innovation Dr, #250	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Rigazio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feltl and Company, Inc., as of December 31, 20 22, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACEY L THEIRINGER
Notary Public
Minnesota
My Commission Expires
Jan 31, 2024

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feltl and Company, Inc.

Minnetonka, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2022 and 2021

WIPFLI

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Feltl and Company, Inc. as of December 31, 2022 and 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Feltl and Company, Inc.'s management. Our responsibility is to express an opinion on Feltl and Company, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Feltl and Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Feltl and Company, Inc.'s financial statements. The supplemental information is the responsibility of Feltl and Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli, LLP

We have served as Feltl and Company, Inc.'s auditor since 2004.

Atlanta, Georgia
March 17, 2023

Feltl and Company, Inc.

Balance Sheets
December 31, 2022 and 2021

Assets		2022		2021
Cash and cash equivalents	$	2,662,665	$	2,607,050
Broker loans receivable, net		389,350		620,544
Securities owned, at fair value		25		82,799
Non-marketable securities, at fair value		45,000		-
Receivables from brokers, dealers and others		130,832		163,713
Right of use asset, operating leases		218,238		398,914
Fixed assets, net		10,051		6,799
Prepaid expenses and other assets		88,675		90,738
TOTAL ASSETS	$	3,544,836	$	3,970,557
Liabilities and Stockholder's Equity				
Liabilities:				
Accrued employee compensation and benefits	$	95,363	$	128,499
Accounts payable		4,003		2,489
Operating lease liability		244,338		440,163
Accrued expenses and other liabilities		2,571		23,667
Total liabilities		346,275		594,818
Stockholder's equity				
Common stock – Par value $1.00 per share				
Authorized – 1,000 shares				
Issued and outstanding – 528 shares		528		528
Additional paid-in capital		2,613,177		2,613,177
Retained earnings		584,856		762,034
Total stockholder's equity		3,198,561		3,375,739
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,544,836	$	3,970,557

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Revenues:		
Commissions	$ 3,383,310	$ 4,247,402
Investment banking commissions	-	211,439
Firm trading profit (loss)	(55,000)	-
Interest	184,823	85,208
Other	413,037	597,270
Total revenue	3,926,170	5,141,319
Expenses:		
Employee compensation and benefits	2,945,255	3,683,904
Communications	225,302	260,565
Occupancy and depreciation	326,416	309,115
Legal and professional fees	56,719	57,116
Trade processing	181,018	262,514
Regulatory fees and assessments	40,221	17,058
Provision for uncollectible broker notes	150,000	200,000
Other	178,417	128,984
Total expenses	4,103,348	4,919,256
Net income (loss)	$ (177,178)	$ 222,063

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Stockholder's Equity
Years Ended December 31, 2022 and 2021

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2021	528	$ 528	$ 2,613,177	$ 539,971	$ 3,153,676
Net income	-	-	-	222,063	222,063
Balance at December 31, 2021	528	528	2,613,177	762,034	3,375,739
Net loss	-	-	-	(177,178)	(177,178)
Balance at December 31, 2022	528	$ 528	$ 2,613,177	$ 584,856	$ 3,198,561

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Cash Flows
Years Ended December 31, 2022 and 2021

		2022		2021
Increase (decrease) in cash equivalents				
Cash flows from operating activities				
Net income (loss)	$	(177,178)	$	222,063
Adjustments to reconcile net income (loss) to net cash from operating activities:				
Depreciation		4,803		3,941
Provision for uncollectible broker loans		150,000		200,000
Amortization of broker loans receivable		117,183		132,463
Change in right-of-use asset and lease obligation		(15,149)		51,631
Gain on forgiveness of Paycheck Protection Program loan		-		(186,600)
Changes in operating assets and liabilities:				
Securities owned, at fair value		37,774		2,304
Receivables from brokers, dealers and others		32,881		61,327
Prepaid expenses and other assets		2,063		(31,884)
Accrued employee compensation and benefits		(33,136)		(12,322)
Accounts payable		1,514		(8,211)
Accrued expenses and other liabilities		(21,096)		(396,176)
Total adjustments		276,837		(183,527)
Net cash from operating activities		99,659		38,536
Cash flows from investing activities:				
Purchases of furniture and fixtures		(8,055)		-
Payments received on broker loans		67,824		125,059
Issuance of broker loans		(103,813)		(59,949)
Net cash from investing activities		(44,044)		65,110
Cash flows from financing activities:				
Proceeds from Paycheck Protection Program loan		-		186,600
Net cash from financing activities		-		186,600
Net change in cash and cash equivalents		55,615		290,246
Cash and cash equivalents at beginning of year		2,607,050		2,316,804
Cash and cash equivalents at end of year	$	2,662,665	$	2,607,050
Noncash investing and financing				
Forgiveness of Paycheck Protection Program Loan	$	-	$	186,600

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activities

Feltl and Company, Inc. (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $150,000 in cash and securities with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Securities Owned

Securities transactions and related gains and losses are recorded on a trade date basis. Securities owned are stated at fair value with related changes in unrealized gains or losses reflected in the Company's trading profit. Securities owned include U.S. equity securities, certificates of deposit with original maturities greater than three months, and debt securities. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Note 1 Summary of Significant Accounting Policies

Non-Marketable Securities

Non-marketable securities is recorded on a trade date basis. It is stated at fair value with related changes in unrealized gains or losses reflected in the Company's trading profit. It includes an investment in a pass through entity that is invested in a private investment company with a digital asset trading strategy. The Company cannot redeem this investment until February 1, 2024. Management estimates fair value based on the expected exit value of the investment under current market conditions, which is its proportional share of the net asset value of a pass through entity's investment in the private investment company.

Revenue Recognition

The Company recognizes commission revenue and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in commissions on the statement of operations.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Note 1 Summary of Significant Accounting Policies

Leases

The Company is a lessee in multiple noncancelable operating leases. If the contract provides the Company the right to substantially all of the economic benefit and the right to direct the use of the identified assets, it is considered to be or contain a lease. Right-of-use ("ROU") assets and lease liabilities are recognized at lease commencement date based on the present value of the future lease payments over the expected lease term. The ROU asset is also adjusted for any lease prepayments made, lease incentives received, and initial direct costs incurred.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. Increases (decreases) to variable lease payments due to subsequent changes in an index or rate are recorded as variable lease cost (income) in the future when incurred.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder reports on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for potential tax liabilities, if applicable.

Income tax returns for the years ended December 31, 2021, 2020, and 2019 remain open for examination by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2022.

Fixed Assets

Depreciation on furniture and equipment is provided using the straight line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease, or the estimated useful lives of the assets, whichever is shorter.

Note 1 Summary of Significant Accounting Policies

Broker Loans Receivable

Included in broker loans receivable are forgivable loans made to investment executives and other revenue producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as a compensation expense over the life of the note, generally two to nine years, using the straight-line method. Management assesses the likelihood of whether or not any loan would be repaid if a broker leaves the firm, and an allowance for the uncollectable portion is made if deemed necessary. As of December 31, 2022 and 2021, broker loans receivable is net of an allowance for uncollectible loans of $1,329,627 and $1,179,627, respectively.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the balance sheets at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Payroll Protection Plan Loan

In December 2020, H.R. 133 – Consolidated Appropriations Act authorized and funded a second round of Small Business Administration (SBA) Paycheck Protection Program (PPP) to provide the loans designated to help small businesses cover their near-term operating expenses and provide an incentive to retain their employees during the COVID-19 pandemic. The Company applied for and received a second round PPP loan of $186,600. During 2021, this loan was also fully forgiven by the SBA, and the resulting gain on this debt forgiveness is included as a component of other revenue in the statement of operations.

Subsequent Events

Subsequent events have been evaluated through March 17, 2023, which is the date the financial statements were available to be issued.

Note 2 Receivables from Brokers, Dealers and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the fair value of collateral and requests additional collateral as deemed appropriate.

Note 3 Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company at times sells securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. Securities sold, not yet purchased, were $0 at December 31, 2022 and 2021.

Note 4 Concentration of Credit Risk

In the normal course of business, the Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. At times, the balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limits of $250,000. At December 31, 2022 and 2021, the Company exceeded the insured limits by approximately $1,326,000 and $1,407,000 respectively.

Note 5 Fixed Assets

Fixed assets consist of the following:

	2022	2022
Office equipment, furniture and fixtures	$ 76,714	$ 76,714
Computer equipment and software	11,597	3,542
Total	88,311	80,256
Accumulated depreciation	(78,260)	(73,457)
Net fixed assets	$ 10,051	$ 6,799

Depreciation of fixed assets charged to expense totaled $4,803 during 2022 and $3,941 during 2021.

Note 6 Leases

The Company leases office space and various items of equipment under noncancelable operating leases. One lease entered into includes one option to renew for an additional three-year period that was exercised in 2020. Another lease was modified in 2020 to extend the lease term for an additional 39 months.

The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

Note 6 Leases (continued)

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine the operating lease liability and are recognized as variable costs when incurred.

	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$ 201,154	$ 130,410
Weighted-average remaining lease term – operating leases	1.2 yrs	1.6 yrs
Weighted-average discount rate – operating leases	0.39%	0.38%

Maturities of lease liabilities are as follows as of December 31, 2022:

2023	$ 181,438
2024	62,900
Total	$ 244,338

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was approximately $34,965 and $39,800 for 2022 and 2021, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2022, the Company had regulatory capital of $2,665,484 which was $2,415,484 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

Note 9 Commitment and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceedings or litigation has an element of uncertainty, management of the Company believes that as of December 31, 2022, the outcome of any pending or threatened litigation will not have a material impact on the Company's financial condition or results or operations.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held by the clearing broker. At December 31, 2022 and 2021, there were no customer margin credit lines that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2022 and 2021, there were no outstanding firm commitments with customers.

Note 10 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring basis, as well as the classifications of the assets within the fair value hierarchy.

Securities owned – Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Non-marketable securities – Non-marketable securities are categorized as Level 3 within the fair value hierarchy. The Company estimates fair value based on its proportional share of the net asset value of a pass through entity's investment in the private investment company.

Note 10 Fair Value Measurement (continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

	Assets Measured at Fair Value	Recurring Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2022				
Securities owned:				
Non-marketable securities	$ 45,000	$ -	$ -	$ 45,000
Debt securities	25	-	25	-
Assets – Securities owned	$ 45,025	$ -	$ 25	$ 45,000
2021				
Securities owned:				
Debt securities	$ 82,799	$ -	$ 82,799	$ -
Assets – Securities owned	$ 82,799	$ -	$ 82,799	$ -

Note 11 Related-Party Transactions

The Company earns a management fee from a related party, Feltl Advisors, LLC. Fees are earned in exchange for providing office space and back office support. During 2022 and 2021, the Company recognized $372,270 and $354,475 in management fees, respectively, which are recorded in other revenue. From time to time, the Company may enter into subordinated borrowing agreements with related parties. These borrowings are available to be treated as capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the net capital requirements, they may not be repaid. At December 31, 2022 and 2021, there were no subordinated borrowings outstanding. The Company's primary banking relationship and two cash accounts are maintained with a related party, a bank, which is under partial common ownership as the Company.

Note 12 Supplemental Cash Flow Information

Cash paid for interest was $1,392 in 2022 and $2,110 in 2021.

Feltl and Company, Inc.
ADDITIONAL INFORMATION

Feltl and Company, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022

Net capital:	
Total stockholder's equity	$ 3,198,561
Deductions and/or charges:	
Nonallowable assets:	
Broker loans receivable, net	389,350
Prepaid expenses and other assets	88,675
Non-marketable securities	45,000
Fixed assets, net	10,051
Total nonallowable assets	533,076
Net capital before haircuts on securities positions	2,665,485
Haircuts on securities	1
Net capital	$ 2,665,484
Aggregate indebtedness:	
Items included in balance sheet:	
Liabilities	$ 346,275
Less: operating lease liability to the extent of right of use asset	(218,238)
Total aggregate indebtedness	$ 128,037
Computation of basic net capital requirement:	
Minimum net capital required, *greater of*:	
6.67% of aggregate indebtedness	$ 8,540
Minimum dollar requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 2,415,484
Ratio: Aggregate indebtedness to net capital	0.05

There was no material difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2022, Part IIA FOCUS filed in January 2023.

WIPFLI

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

We have reviewed management's statements, included in the accompanying Examination Report, in which (1) Feltl and Company, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Feltl and Company, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision] and (2) Feltl and Company, Inc. stated that Feltl and Company, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Feltl and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Feltl and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli, LLP

Wipfli LLP
Atlanta, Georgia
March 17, 2023

Feltl & Company, Inc.'s Exemption Report

Feltl & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

____

Feltl & Company, Inc.

I, David Rigazio, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Title: Chief Financial Officer

March 17, 2023

WIPFLI

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Feltl and Company, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Feltl and Company, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli, LLP

Atlanta, Georgia
March 17, 2023

Feltl and Company, Inc.

Minnetonka, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2022 and 2021

WIPFLI

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Feltl and Company, Inc. as of December 31, 2022 and 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Feltl and Company, Inc.'s management. Our responsibility is to express an opinion on Feltl and Company, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Feltl and Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Feltl and Company, Inc.'s financial statements. The supplemental information is the responsibility of Feltl and Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli, LLP

We have served as Feltl and Company, Inc.'s auditor since 2004.

Atlanta, Georgia
March 17, 2023

Feltl and Company, Inc.

Balance Sheets
December 31, 2022 and 2021

Assets		2022		2021
Cash and cash equivalents	$	2,662,665	$	2,607,050
Broker loans receivable, net		389,350		620,544
Securities owned, at fair value		25		82,799
Non-marketable securities, at fair value		45,000		-
Receivables from brokers, dealers and others		130,832		163,713
Right of use asset, operating leases		218,238		398,914
Fixed assets, net		10,051		6,799
Prepaid expenses and other assets		88,675		90,738
TOTAL ASSETS	$	3,544,836	$	3,970,557
Liabilities and Stockholder's Equity				
Liabilities:				
Accrued employee compensation and benefits	$	95,363	$	128,499
Accounts payable		4,003		2,489
Operating lease liability		244,338		440,163
Accrued expenses and other liabilities		2,571		23,667
Total liabilities		346,275		594,818
Stockholder's equity				
Common stock – Par value $1.00 per share				
Authorized – 1,000 shares				
Issued and outstanding – 528 shares		528		528
Additional paid-in capital		2,613,177		2,613,177
Retained earnings		584,856		762,034
Total stockholder's equity		3,198,561		3,375,739
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,544,836	$	3,970,557

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Revenues:		
Commissions	$ 3,383,310	$ 4,247,402
Investment banking commissions	-	211,439
Firm trading profit (loss)	(55,000)	-
Interest	184,823	85,208
Other	413,037	597,270
Total revenue	3,926,170	5,141,319
Expenses:		
Employee compensation and benefits	2,945,255	3,683,904
Communications	225,302	260,565
Occupancy and depreciation	326,416	309,115
Legal and professional fees	56,719	57,116
Trade processing	181,018	262,514
Regulatory fees and assessments	40,221	17,058
Provision for uncollectible broker notes	150,000	200,000
Other	178,417	128,984
Total expenses	4,103,348	4,919,256
Net income (loss)	$ (177,178)	$ 222,063

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Stockholder's Equity
Years Ended December 31, 2022 and 2021

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2021	528	$ 528	$ 2,613,177	$ 539,971	$ 3,153,676
Net income	-	-	-	222,063	222,063
Balance at December 31, 2021	528	528	2,613,177	762,034	3,375,739
Net loss	-	-	-	(177,178)	(177,178)
Balance at December 31, 2022	528	$ 528	$ 2,613,177	$ 584,856	$ 3,198,561

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Increase (decrease) in cash equivalents		
Cash flows from operating activities		
Net income (loss)	$ (177,178)	$ 222,063
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	4,803	3,941
Provision for uncollectible broker loans	150,000	200,000
Amortization of broker loans receivable	117,183	132,463
Change in right-of-use asset and lease obligation	(15,149)	51,631
Gain on forgiveness of Paycheck Protection Program loan	-	(186,600)
Changes in operating assets and liabilities:		
Securities owned, at fair value	37,774	2,304
Receivables from brokers, dealers and others	32,881	61,327
Prepaid expenses and other assets	2,063	(31,884)
Accrued employee compensation and benefits	(33,136)	(12,322)
Accounts payable	1,514	(8,211)
Accrued expenses and other liabilities	(21,096)	(396,176)
Total adjustments	276,837	(183,527)
Net cash from operating activities	99,659	38,536
Cash flows from investing activities:		
Purchases of furniture and fixtures	(8,055)	-
Payments received on broker loans	67,824	125,059
Issuance of broker loans	(103,813)	(59,949)
Net cash from investing activities	(44,044)	65,110
Cash flows from financing activities:		
Proceeds from Paycheck Protection Program loan	-	186,600
Net cash from financing activities	-	186,600
Net change in cash and cash equivalents	55,615	290,246
Cash and cash equivalents at beginning of year	2,607,050	2,316,804
Cash and cash equivalents at end of year	$ 2,662,665	$ 2,607,050
Noncash investing and financing		
Forgiveness of Paycheck Protection Program Loan	$ -	$ 186,600

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activities

Feltl and Company, Inc. (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $150,000 in cash and securities with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Securities Owned

Securities transactions and related gains and losses are recorded on a trade date basis. Securities owned are stated at fair value with related changes in unrealized gains or losses reflected in the Company's trading profit. Securities owned include U.S. equity securities, certificates of deposit with original maturities greater than three months, and debt securities. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Note 1 Summary of Significant Accounting Policies

Non-Marketable Securities

Non-marketable securities is recorded on a trade date basis. It is stated at fair value with related changes in unrealized gains or losses reflected in the Company's trading profit. It includes an investment in a pass through entity that is invested in a private investment company with a digital asset trading strategy. The Company cannot redeem this investment until February 1, 2024. Management estimates fair value based on the expected exit value of the investment under current market conditions, which is its proportional share of the net asset value of a pass through entity's investment in the private investment company.

Revenue Recognition

The Company recognizes commission revenue and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in commissions on the statement of operations.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Note 1 Summary of Significant Accounting Policies

Leases

The Company is a lessee in multiple noncancelable operating leases. If the contract provides the Company the right to substantially all of the economic benefit and the right to direct the use of the identified assets, it is considered to be or contain a lease. Right-of-use ("ROU") assets and lease liabilities are recognized at lease commencement date based on the present value of the future lease payments over the expected lease term. The ROU asset is also adjusted for any lease prepayments made, lease incentives received, and initial direct costs incurred.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. Increases (decreases) to variable lease payments due to subsequent changes in an index or rate are recorded as variable lease cost (income) in the future when incurred.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder reports on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for potential tax liabilities, if applicable.

Income tax returns for the years ended December 31, 2021, 2020, and 2019 remain open for examination by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2022.

Fixed Assets

Depreciation on furniture and equipment is provided using the straight line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease, or the estimated useful lives of the assets, whichever is shorter.

Note 1 Summary of Significant Accounting Policies

Broker Loans Receivable

Included in broker loans receivable are forgivable loans made to investment executives and other revenue producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as a compensation expense over the life of the note, generally two to nine years, using the straight-line method. Management assesses the likelihood of whether or not any loan would be repaid if a broker leaves the firm, and an allowance for the uncollectable portion is made if deemed necessary. As of December 31, 2022 and 2021, broker loans receivable is net of an allowance for uncollectible loans of $1,329,627 and $1,179,627, respectively.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the balance sheets at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Payroll Protection Plan Loan

In December 2020, H.R. 133 – Consolidated Appropriations Act authorized and funded a second round of Small Business Administration (SBA) Paycheck Protection Program (PPP) to provide the loans designated to help small businesses cover their near-term operating expenses and provide an incentive to retain their employees during the COVID-19 pandemic. The Company applied for and received a second round PPP loan of $186,600. During 2021, this loan was also fully forgiven by the SBA, and the resulting gain on this debt forgiveness is included as a component of other revenue in the statement of operations.

Subsequent Events

Subsequent events have been evaluated through March 17, 2023, which is the date the financial statements were available to be issued.

Note 2 Receivables from Brokers, Dealers and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the fair value of collateral and requests additional collateral as deemed appropriate.

Note 3 Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company at times sells securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. Securities sold, not yet purchased, were $0 at December 31, 2022 and 2021.

Note 4 Concentration of Credit Risk

In the normal course of business, the Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. At times, the balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limits of $250,000. At December 31, 2022 and 2021, the Company exceeded the insured limits by approximately $1,326,000 and $1,407,000 respectively.

Note 5 Fixed Assets

Fixed assets consist of the following:

		2022		2022
Office equipment, furniture and fixtures	$	76,714	$	76,714
Computer equipment and software		11,597		3,542
Total		88,311		80,256
Accumulated depreciation		(78,260)		(73,457)
Net fixed assets	$	10,051	$	6,799

Depreciation of fixed assets charged to expense totaled $4,803 during 2022 and $3,941 during 2021.

Note 6 Leases

The Company leases office space and various items of equipment under noncancelable operating leases. One lease entered into includes one option to renew for an additional three-year period that was exercised in 2020. Another lease was modified in 2020 to extend the lease term for an additional 39 months.

The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

Note 6 Leases (continued)

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine the operating lease liability and are recognized as variable costs when incurred.

	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$ 201,154	$ 130,410
Weighted-average remaining lease term – operating leases	1.2 yrs	1.6 yrs
Weighted-average discount rate – operating leases	0.39%	0.38%

Maturities of lease liabilities are as follows as of December 31, 2022:

2023	$ 181,438
2024	62,900
Total	$ 244,338

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was approximately $34,965 and $39,800 for 2022 and 2021, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2022, the Company had regulatory capital of $2,665,484 which was $2,415,484 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

Note 9 Commitment and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceedings or litigation has an element of uncertainty, management of the Company believes that as of December 31, 2022, the outcome of any pending or threatened litigation will not have a material impact on the Company's financial condition or results or operations.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held by the clearing broker. At December 31, 2022 and 2021, there were no customer margin credit lines that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2022 and 2021, there were no outstanding firm commitments with customers.

Note 10 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring basis, as well as the classifications of the assets within the fair value hierarchy.

Securities owned – Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Non-marketable securities – Non-marketable securities are categorized as Level 3 within the fair value hierarchy. The Company estimates fair value based on its proportional share of the net asset value of a pass through entity's investment in the private investment company.

Note 10 Fair Value Measurement (continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

	Assets Measured at Fair Value	Recurring Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2022				
Securities owned:				
Non-marketable securities	$ 45,000	$ -	$ -	$ 45,000
Debt securities	25	-	25	-
Assets – Securities owned	$ 45,025	$ -	$ 25	$ 45,000
2021				
Securities owned:				
Debt securities	$ 82,799	$ -	$ 82,799	$ -
Assets – Securities owned	$ 82,799	$ -	$ 82,799	$ -

Note 11 Related-Party Transactions

The Company earns a management fee from a related party, Feltl Advisors, LLC. Fees are earned in exchange for providing office space and back office support. During 2022 and 2021, the Company recognized $372,270 and $354,475 in management fees, respectively, which are recorded in other revenue. From time to time, the Company may enter into subordinated borrowing agreements with related parties. These borrowings are available to be treated as capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the net capital requirements, they may not be repaid. At December 31, 2022 and 2021, there were no subordinated borrowings outstanding. The Company's primary banking relationship and two cash accounts are maintained with a related party, a bank, which is under partial common ownership as the Company.

Note 12 Supplemental Cash Flow Information

Cash paid for interest was $1,392 in 2022 and $2,110 in 2021.

Feltl and Company, Inc.
ADDITIONAL INFORMATION

Feltl and Company, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022

Net capital:	
Total stockholder's equity	$ 3,198,561
Deductions and/or charges:	
Nonallowable assets:	
Broker loans receivable, net	389,350
Prepaid expenses and other assets	88,675
Non-marketable securities	45,000
Fixed assets, net	10,051
Total nonallowable assets	533,076
Net capital before haircuts on securities positions	2,665,485
Haircuts on securities	1
Net capital	$ 2,665,484
Aggregate indebtedness:	
Items included in balance sheet:	
Liabilities	$ 346,275
Less: operating lease liability to the extent of right of use asset	(218,238)
Total aggregate indebtedness	$ 128,037
Computation of basic net capital requirement:	
Minimum net capital required, *greater of*:	
6.67% of aggregate indebtedness	$ 8,540
Minimum dollar requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 2,415,484
Ratio: Aggregate indebtedness to net capital	0.05

There was no material difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2022, Part IIA FOCUS filed in January 2023.